Filed by Actavis, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Warner Chilcott plc, Actavis, Inc.

Commission File No. 000-53772, 001-13305

Date: June 3, 2013

Employee Town Hall Meetings

Creating a Global Specialty Pharmaceutical Leader

June 2013

Paul Bisaro

President & CEO

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, each of Actavis and Warner Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction. In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner Chilcott. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott will be available free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct irect and indirect interests, by security ecurity holdings or otherwise, will be contained in the proxy roxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Warner Chilcott’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of the acquisition of Warner Chilcott; subsequent integration of the acquisition of Warner Chilcott and the ability to recognize the anticipated synergies and benefits of the acquisition; the receipt of required regulatory approvals for the acquisition of Warner Chilcott (including the approval of antitrust authorities necessary to complete the acquisition); the anticipated size of the markets and continued demand for Actavis’ and Warner Chilcott’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition of Warner Chilcott) on a timely basis; maintaining a position in the Standard & Poor’s 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Warner Chilcott’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Warner Chilcott’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on form 10-K for the year ended December 31, 2012 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis’ ability to promptly and effectively integrate Actavis’ and Warner Chilcott’s businesses; the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject; the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form 10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Creating an ~$11 Billion Global Pharmaceutical Company

Creating a ~$3 Billion Specialty Brand Pharmaceutical Company

Proposed Transaction Terms

Stock-for-Stock Transaction

Anticipate close by end of 2013, subject to shareholder and regulatory approvals

Actavis Management to lead combined Company

Achieving a Top 3 Position

US Specialty Sales, $ Billions

Teva 5.9

Forest 4.3

Combined Co 2.9

Allergan 2.5

Warner Chilcott 2.4 Valeant 2.0 Endo 1.7 Mylan 0.8 Salix 0.7 Jazz 0.5

Actavis 0.5

Source: Goldman Sachs Analysis

Strong Growth Potential

Approximately $3 billion Actavis Specialty Brands 2013 pro forma Revenues

Combination will augment Actavis’ core areas of Women’s Health and Urology

Premier Women’s Health player in US

Larger Portfolio in Urology

Warner Chilcott will bring

GI and Dermatology therapeutic categories and marketing infrastructure

Enhanced product development pipeline

Opportunities to bring combined product portfolio to new and emerging markets

May 20, 2013

Media Reports on Proposed Acquisition

“The deal also would help Actavis… further diversify into patented, brand-name drugs.

Dow Jones News Service

“We believe that the deal makes sense and the paring of the two would be an excellent fit.”

David Maris, BMO Capital Markets

“The deal will expand Actavis’ brand business to four therapeutic categories, adding gastroenterology and dermatology and expanding ACT’s existing women’s health and urology businesses.”

Douglas Tsao, Barclays

Key Analyst Reaction to Announcement

We believe Warner Chilcott would address a number of strategic priorities for Actavis and would be highly accretive to Actavis earnings.

We believe the WCRX deal makes sense, allowing ACT to enhance its brands business and strengthen its platform, with the therapeutic categories both complementing and adding to its current portfolio.

ACT-WCRX marriage is a strong combination. Deal substantially enhances ACT positioning in women’s health and urology and delivers new specialty growth verticals in dermatology and gastroenterology.

This deal is not unexpected nor are the terms and we like both the financial and strategic opportunities the combined platform will deliver.

Key Analyst Reaction to Announcement

Through its acquisition of Warner Chilcott, Actavis continues its transformation from a U.S.-centric generic drug manufacturer to a major global specialty pharma player.

We see little debate around near-term merits of the proposed deal, including low tax structure, operational synergies, and ability for ACT to further deleverage the balance sheet from strong cash flow.

We believe a deal makes strategic and financial sense and would be significantly accretive to ACT.

We believe that the deal makes sense and the paring of the two would be an excellent fit.

About Actavis

In late 2012, Watson completed the acquisition of Swiss-based Actavis Group. The combination united two growing, successful and profitable companies into a strong global pharmaceutical player operating in 62+ countries and serving 5+ billion potential consumers.

Actavis by the Numbers

3rd largest global generics Truly diverse footprint in 62+

company Countries

Strong position in generic

oncology injectables

10% market share in Broad product line

U.S.

Strong semi-solids and

32 manufacturing facilities; liquids capability

~ 44 billion unit capacity 18 global R&D

Centers

Actavis Corporate Culture—Our Winning Way

Learn More at www.OurWinningWay.com

Commitment to Corporate Responsibility

Executive Leadership Team

Sigurdur Fred Bob David Todd Joyce Charles Patrick

Olafsson Wilkinson Stewart Buchen Chief Mayr Eagan

President, President, President, Chief Legal Financial Chief Chief Human

Actavis Actavis Global Officer – Officer – Comms Resources

Pharma Specialty Operations Global Global Officer— Office –

Brands Global Global

Actavis Named to Fortune 500

May 6, 2013: Actavis, Inc. named to the Fortune 500

First time in Company history

Debut ranking #432 with $5.9B total 2012 revenue

List compiled and published annually by Fortune magazine

Ranks top 500 U.S. Corporations based on revenue

Actavis

A Specialty Pharmaceutical Company

Actavis Pharma

• Generics, Branded Generics, OTC,

Injectables/Hospital Products

• Medis (Third-Party Business)

Actavis Specialty Brands

Women’s Health & Urology • Biosimilars

Actavis Global Operations

Industry-leading Supply Chain

High Quality & Customer Service • Anda Inc. (Distribution)

Siggi Olafsson

President, Actavis Pharma

Strong Global Commercial Position

Operations in 62 Countries

Serving More Than 5 Billion Potential Customers

Actavis Pharma: Principal Regions

Actavis Pharma

Americas Europe MEAAP

U.S. Europe Middle East, Africa,

Canada CIS, Russia, Turkey Asia Pacific (Incl. Japan,

Latin America Medis New Zealand, Australia)

Actavis Pharma: Strong Geographic Diversification

Top 10 Markets

2012 Proforma Net Revenue of $6.6 Billion

UK

Other Markets 13%

ROW 38% (~50 countries) Nordics Cluster 8% 31%

8% France

7%

US 62% Russia 13% 1% 7% Medis (Third-Party) 3% 6%

3% Australia Greece Canada Bulgaria Germany 2012

Actavis Pharma: 2012—An Impressive Year

Double digit sales growth

#1 among top 5 Gx companies for sales and unit growth (per IMS)

Achieved 20% sales growth in Europe

Record number of filings and launches

Delivered on key US approvals and launches (Gx Adderall® XR, Gx Xopenex®, Gx Lidoderm® approval)

Top company for 2012 new FTFs

Launched Gx Nexium® in EU

Became a major player in Australia via Ascent acquisition

Established a best-in-class global leadership team with strong talent from both organizations

Actavis U.S. Generics Team Claims Number 1 in Revenues

Based on Q1 ‘13 Financial Results

• Actavis achieves top spot in its first quarter following last year’s

1

acquisition

• Sales totaled $925 million in the 2 largest generic market in the world

• Exceeded Teva by $30M

3—Mylan by $200M

- Sandoz by $260M

4

Actavis Pharma: U.S. Generics Business Number of Products

190+ Rx product families

61 product families in #1 market position

59 product families in #2 market position

160+ OTC product families

Types of Products

Rx & OTC

Controlled & non controlled substances (Narcotics)

Oral Solids (immediate & sustained release)

Transdermal/Topical, Buccal (gum), Injectables, Inhalation

Target Recognizes Actavis with 2012 Partner Award of Excellence

Award recognized legacy Watson U.S. Generics team as a partner of choice in 2012

Presentation noted team’s industry-leading service levels and support; fast and smart delivery of products; and steadfast ability to deliver on our promises

Actavis Global R&D Capabilities and Assets

IR Oral Solids MR Oral Solids Patch/Topicals Injectables Others

• India • Florida, USA • Utah, USA • Italy • Lotus BE and CE

• Iceland • New Jersey, USA • Maryland, USA • Romania studies, India

• Bulgaria • Bulgaria • Inhalation/new

technologies, UK

• Indonesia (Local

R&D)

• API development,

India

Impressive R&D Activity in 2012

16+ R&D Centers of Excellence

Enhanced capabilities: IR/ER, injectable, semi-solid, oral transmucosal, transdermals

45 ANDAs filed in the US

~185+ applications on file

~1,200 applications pending

~ 250 ongoing R&D projects for EU and US

12 DMFs filed

6 for US, 1 for EU;

5 for ROW (BR, AU, ZA, CA)

Diversifying US Generics Portfolio into

Alternate Dosage Forms

In Development

In Market Filed at FDA

Immediate

release oral

solids

Immediate

Immediate release

release oral

oral solids

solids

IR Oral Solid Topical Ophthalmic & Optic Transdermal Buccal Other

MR Oral Solid Injectable Oral Liquid Inhalation Hormones

Chart: % of development projects based on # of products in each dosage form

Fred Wilkinson

President, Actavis Specialty Brands

Actavis Specialty Brands: Group Overview

40+ U.S. brand products

Urology and Women’s Health

~100 scientists in R&D

~430 person U.S. sales team

Target Urologists and OB/Gyns

24 person Canada sales team

Target Urologists and PCPs

Actavis Specialty Brands: U.S. Brands Business

Therapeutic Categories

Benign Prostate Hyperplasia (BPH)

Testosterone Replacement

Prostate Cancer

Over Active Bladder (OAB)

Iron Deficiency

Contraceptives

Infertility

Hormone Replacement

Stronger Combined Specialty Brands Portfolio

Women’s Health Urology GI and Dermatology

Specialty Brands R&D Capabilities and Assets

Salt Lake City, USA

Development

Clinical Operations

Regulatory

Parsippany, NJ • USA

Salt Lake City, UT • USA

Combined Small Molecule Pipeline Overview

Preclinical Phase I Phase II Phase III NDA

Alyssa Crinone® Estelle® Progestin Only Patch Generess® Fe Novel IUD 2nd Generation Novel OC Contraceptive Contraceptive (Global) (U.S.) (Global) (Global) (Canada) Vaginate Vaginal Colvir Vaginal Ring Esmya® Uterine Infections HPV Lesions Contraceptive Fibroids (Global) (Global) (Global) (Canada) Esmya® Levosert® Uterine Fibroids IUD*

(U.S.) (Europe)

Actavis

Levosert® Diafert® IUD* Infertility

(U.S. + Canada) (Europe) Diafert® Infertility

(U.S.) Metronidazole Gel 1.35 (US)

Udenafil (BPH) Udenafil (ED) GI Products (Urology) (Urology)

Warner WC2055 Sarecycline Topical (ED) Chilcott (Derm) (Derm) (Urology)

Portfolio of Women’s Health Products

Bob Stewart

President, Actavis Global Operations

37 ,

Actavis Industry-Leading Global Supply Chain


Coleraine • Northern Ireland
Hafnarfjordur • Iceland
Podolsk • Russia
Zoetermeer • The Netherlands
Copiague, NY • USA
Bucharest • Romania
Liege • Belgium
Mississauga, Ontario • Canada
Dupnitsa • Bulgaria
Athens • Greece
Salt Lake City, UT • USA
Troyan • Bulgaria
Liverpool • UK
Elizabeth, NJ • USA
Changzhou City • China
Barnstaple • UK
Leskovac • Serbia
Corona, CA • USA
Olive Branch, MS • USA
Foshan • China
Gurnee, IL • USA
Nerviano • Italy
Zejtun • Malta
Groveport, OH • USA
Birzebbuga • Malta
Mt. Prospect, IL • USA
Ambernath • India
Singapore
Jakarta • Indonesia
Lincolnton, NC • USA
Weston, FL • USA
Goa • India
Rio de Janeiro • Brazil
Davie, FL • USA

Actavis + Warner Chilcott
Better Together

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Actavis Global Operations:

Manufacturing Capabilities

Manufacturing network ~30 Global Plants

Manufacturing capacity ~44 Billion Solid Oral Dosage Units

Responsible for producing more than 1,100 generic products and more than 30 branded products

Enhanced capabilities in modified release, solid dosage, semi-solids, transdermals, gels, liquids, injectables

Capability to produce broad line of products with variety of dosage technologies

Anda incorporated

Anda: Overview

Fourth largest supplier of generic pharmaceuticals in U.S.

Established in 1992 to serve pharmacies and physician offices

Focused and dedicated telesales model, complemented by progressive technology and outstanding customer service

State-of-the-art distribution centers with 10,000+ products

156,000 sq. ft. facility located in Weston, FL

355,000 sq. ft. distribution center in Groveport, OH

234,000 sq. ft. distribution center in Olive Branch, MS

Customized programs to support customer and manufacturer needs

Serves as a complement to primary wholesaler

Premier distributor for new to market launches to the chains

Paul Bisaro

President & CEO

Management of Combined Company

Paul Bisaro to serve as CEO and President of the combined Company

Actavis and Warner Chilcott will both contribute members to the Board of Directors

Integration to be managed by Actavis Specialty Brands leadership

Next Steps

Approval by shareholders of both companies

Successful close subject to customary closing conditions, including the following approvals:

Hart-Scott-Rodino in the United States

Irish High Court

Assuming the successful completion of these reviews, we anticipate closing the transaction by the end of 2013

Integration Planning Underway

Integration teams will be formed and will work together to assist in the process of combining the two companies

Integration planning underway

Facilities/operations

Business as Usual Until Closing

Employees should operate in a business as usual fashion throughout Actavis and Warner Chilcott

Continue to operate as separate companies

Continue to meet each company’s separate performance commitments

Commitment to Communications

We are committed to keeping you informed throughout the process

Key Milestone Updates

Updates at Employee Meetings

Updates through Employee Memos

Updates posted on my.wcrx.com and Actavis’ www.OurWinningWay.com

Creating a Leading

Global Specialty Pharmaceutical Company

Statement Required by the Irish Takeover Rules

The directors of Warner Chilcott accept responsibility for the information contained in this communication relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Actavis accept responsibility for the information contained in this communication other than that relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this communication, for which they accept responsibility, is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this announcement. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

BofA Merrill Lynch and Greenhill & Co. are acting exclusively for Actavis and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Actavis for providing the protections afforded to clients of BofA Merrill Lynch or Greenhill & Co and for providing advice in relation to the acquisition of Warner Chilcott, the contents of this announcement or any transaction or arrangement referred to herein.

The statement that this acquisition is earnings accretive should not be interpreted to mean that the earnings per share in the current or any future financial period will necessarily match or be greater than those for the relevant preceding period.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1%, or more of any class of ‘relevant securities’ of Warner Chilcott or Actavis, all ‘dealings’ in any ‘relevant securities’ of Warner Chilcott or Actavis (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 p.m. (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Warner Chilcott or Actavis, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Warner Chilcott by Actavis or ‘relevant securities’ of Actavis by Warner Chilcott, or by any of their respective ‘associates’ must also be disclosed by no later than 12 noon (Dublin time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed can be found on the Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.

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